August 9, 2013
BY ELECTRONIC SUBMISSION
Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Sterling Financial Corporation (“Sterling”)
Extension Request

Dear Mr. Pande:
On August 8, 2013, via email communications, Babette Rosenbaum Cooper of your office approved an extension for the Sterling comment letter response from August 14, 2013 to August 16, 2013. This cover letter is intended to formalize said communication and approval.
Kindly direct any comments or questions to me at (509) 227-0961, or in my absence, Andrew J. Schultheis at (509) 838-7239.
Sincerely,
STERLING FINANCIAL CORPORATION
By:         /s/ Patrick J. Rusnak
Patrick J. Rusnak
Executive Vice President
Chief Financial Officer